New business model for Schering's Jenapharm Subsidiary

Berlin, December 12, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR), today announced a new business model for its subsidiary Jenapharm GmbH & Co.KG.

Marketing and distribution activities in the fields of gynecology and andrology are to be continued in an independent subsidiary. The plan is for this company to begin its business activities under the name of Jenapharm by January 1, 2007, with the aim of further strengthening both the company's market position and the "Jenapharm" brand name.

In the course of this restructuring measure, Jenapharm's present research arm will be integrated into Schering AG's research organization in Berlin; development activities will be scaled down and administrative functions adapted. A management buy-out will be sought for the active-ingredient plant on the Jena factory site. The present company Jenapharm GmbH & Co.KG is to take over location management in Jena.

The planned implementation of the new business model is likely to involve the loss of between 65 and 120 jobs. Discussions with the employees' representatives on the preparation of a reconciliation-of-interests scheme and a social compensation plan will begin shortly.

The measures are part of Schering's FOCUS Initiative, a comprehensive review of the company's strategic orientation, operational business procedures and organizational structure aimed at achieving a long-term increase in growth profitability.

"We are convinced that we are creating sustainable and competitive structures by concentrating on our Jena subsidiary's core competence," said Dr. Ulrich Koestlin, member of the Executive Board of Schering AG responsible for Marketing and Distribution. "The synergies we are seeking will enable us to improve efficiency and reduce overcapacity in the Schering Group. "


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner, T: +49-30-468 124 31;
oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de


Find additional information at: www.schering.de/eng